Mail Stop 3010

January 28, 2010

VIA USMAIL and FAX (310) 255-4560

Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, California 90401

>   **Re: Anworth Mortgage Asset Corporation**
>   **Form 10-K as of December 31, 2008**
>   **Filed on March 12, 2009**
>   **File No. 001-13709**

Dear Mr. Thad M. Brown:

   We have reviewed your response letter dated January 12, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Bonuses, page 14

1.   We have reviewed your response to our prior comments 1 and 2 and note the criteria the compensation committee used when determining compensation awards for your named executive officers. Using the enumerated criteria, please provide an analysis of how the compensation committee applied these criteria. For example, you state that the compensation committee considered the officer's specific responsibilities and accomplishments during the year. Please state which responsibilities and accomplishments the committee considered and how this factored into the bonus determination for that particular officer.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 – 3404 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant